

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue NW, Suite 700
Washington, D.C. 20004

> **Re: CYIOS Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 28, 2011**
> **File No. 0-27243**

Dear Mr. Carnahan:

We have reviewed your response letter dated March 23, 2011. As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief